CONFIDENTIAL TREATMENT REQUESTED

BY LIVONGO HEALTH, INC.: LVGO-0001

July 5, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr Brigitte Lippmann Suying Li Rufus Decker

Re:	Livongo Health, Inc. Registration Statement on Form S-1 Registration Statement No. 333-232412 Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of our client, Livongo Health, Inc. (“Livongo” or the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-232412) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission July 5, 2019 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY LIVONGO HEALTH, INC.: LVGO-0001

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company advises the Staff that the Company effected a 1-for-2 reverse stock split on June 27, 2019 (the “Reverse Stock Split”). The Company has reflected the Reverse Stock Split in the Registration Statement. Accordingly, all numbers of shares and per share values in this letter are presented on a post-split basis to reflect the Reverse Stock Split.

The Company supplementally advises the Staff that on June 28, 2019 (the “Initial Range Date”), representatives from Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, formally advised the Company that, based on then-current market conditions and recent public offerings of other companies, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). Prior to June 28, 2019, the Company had not held discussions with the underwriters regarding a preliminary price range. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors. We are providing this information to you supplementally to facilitate the Staff’s review of the Company’s fair value determinations and to respond to the Staff’s prior comment #2 in its letter dated June 24, 2019.

Previously Provided Information

The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 106 through 109 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of the factors considered by the Company in determining the fair value of its common stock. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Board to make complex and subjective judgments, and the Board considered a variety of factors, including independent common stock valuation reports (“Valuation Reports”), the income and market approach and probability-weighted expected return method used in the relevant Valuation Reports, and the status of the Company’s progress towards an initial public offering.

Securities and Exchange Commission July 5, 2019 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY LIVONGO HEALTH, INC.: LVGO-0001

Equity Awards Issued by the Company

Prior to October 2018, the Company issued stock options and restricted stock awards (“RSAs”). Subsequent to October 2018, the Company only issued restricted stock units (“RSUs”) and one RSA as shown in the tables below. During this period, the Company has been diligent in consistently obtaining independent Valuation Reports every three months. In the course of preparing the Company’s consolidated financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company for financial reporting purposes. For purposes of this determination, the Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined by each Valuation Report, and from March 31, 2019 through the Initial Range Date. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an initial public offering, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined the fair value of its common stock for financial reporting purposes.

RSUs

Grant Date	Number of Units Granted	Common Stock Fair Value Per Share for Financial Reporting			Aggregate Grant Date Fair Value
October 23, 2018	209,245		$5.42	(a)		$1,134,108
December 15, 2018	1,596,172		$6.58	(a)		$10,502,812
January 18, 2019	1,634,702		$7.70	(b)		$12,587,205
March 6, 2019	728,525		$9.76	(b)		$7,110,404
April 27, 2019	1,053,200	$	[***	](c)	$	[***	]
April 30, 2019	5,000	$	[***	](c)	$	[***	]
May 6, 2019	10,000	$	[***	](c)	$	[***	]
May 16, 2019	117,000	$	[***	](c)	$	[***	]
May 24, 2019	75,000	$	[***	](c)	$	[***	]
May 29, 2019	5,000	$	[***	](c)	$	[***	]
June 2, 2019	75,000	$	[***	](c)	$	[***	]

RSAs

Grant Date	Number of Shares Granted	Common Stock Fair Value Per Share for Financial Reporting		Aggregate Grant Date Fair Value
March 6, 2019	982,301	$9.72	(b)	$9,587,258

(a)

Fair value determined for financial reporting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the Valuation Report as of August 31, 2018, which was $4.26 per share (the “August 31, 2018 Fair Value”), to the fair value of its common stock as determined pursuant to the Valuation Report as of December 31, 2018, which was $6.92 per share (the “December 31, 2018 Fair Value”).

(b)

Fair value determined for financial reporting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the Valuation Report as of March 31, 2019, which was $10.84 per share (the “March 31, 2019 Fair Value”), to the December 31, 2018 Fair Value.

(c)

Fair value determined for financial reporting purposes as of June 28, 2019 assuming that the fair value of the Company’s common stock increased on a linear basis from the March 31, 2019 Fair Value to the Midpoint Price as of the Initial Range Date.

Securities and Exchange Commission July 5, 2019 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY LIVONGO HEALTH, INC.: LVGO-0001

October and December 2018 Grants

For purposes of determining the fair value of the Company’s common stock for the grants made in October and December 2018, the resulting equity value computed after application of the income approach and market approach valuation methodologies was allocated to each class of stock using an option pricing model (“OPM”), which was weighted at 85%. The Valuation Report performed as of August 31, 2018 then applied a 25% discount for lack of marketability to the resulting fair value per share of the Company’s common stock. The methodology used also considered indications of interest in connection with an anticipated secondary sale transaction (“Secondary Transaction”) of 2,138,302 shares of the Company’s common stock and 57,945 shares of the Company’s redeemable convertible preferred stock at a price of $7.4672 per share to the Company’s existing investors, which was ultimately completed in December 2018, which was weighted at 15%. The Board determined the August 31, 2018 Fair Value of the common stock of the Company to be $4.26 per share.

The Valuation Report performed as of December 31, 2018 incorporated a near-term initial public offering (“IPO”) scenario, weighted at 26.25%, a merger scenario, weighted at 5.0%, the Secondary Transaction scenario, weighted at 7.5%, a downside scenario, weighted at 5.0%, and a stay private scenario, weighted at 56.25%. The Valuation Report as of December 31, 2018 also reflected 12.0%, 15.0%, and 25.0% discounts for lack of marketability in the IPO scenario, merger scenario, and stay private scenario, respectively. The Valuation Report as of December 31, 2018 then weighted the value of the common stock under the PWERM (as defined below) method at 100.0%. The Board determined the December 31, 2018 Fair Value of the common stock of the Company to be $6.92 per share.

The Company believes that the December 31, 2018 Fair Value of $6.92 per share and the estimated probability of an IPO of 26.25% were reasonable due to several factors, including the following:

•	The Company continued to perform consistent and met revenue growth targets for 2018.

•

The Company had commenced the audits of its financial statements for the years ended December 31, 2017 and 2018 (“Historical Audits”). These were seen as significant gating items in the completion of an IPO.

•	The Company had not yet decided to move forward with an IPO process and had not engaged any of its legal and banking advisors to that end.

Linear interpolation was used for these grants based on the August 31, 2018 Fair Value and the December 31, 2018 Fair Value. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined the fair value of its common stock for financial reporting purposes.

Securities and Exchange Commission July 5, 2019 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY LIVONGO HEALTH, INC.: LVGO-0001

January and March 2019 Grants

For purposes of determining the fair value of the Company’s common stock for the grants made in January and March 2019, the resulting equity value computed after application of the income approach and market approach valuation methodologies was allocated to each class of stock using an OPM and probability-weighted expected return method (“PWERM”), a hybrid approach. As noted above, the Board determined the December 31, 2018 Fair Value of the common stock of the Company to be $6.92 per share, in accordance with the Valuation Report as of December 31, 2018. The Valuation Report performed as of March 31, 2019 incorporated a near-term IPO scenario, weighted at 60.0%, a merger scenario, weighted at 10.0%, a secondary transaction scenario, weighted at 5.0%, and a stay private scenario, weighted at 25.0%. The Valuation Report as of March 31, 2019 also reflected 12.0%, 15.0% and 25.0% discounts for lack of marketability in the IPO scenario, merger scenario, and stay private scenario, respectively. The Valuation Report as of March 31, 2019 then weighted the value of the common stock under the PWERM method at 100.0%. The Board determined the March 31, 2019 Fair Value of the common stock of the Company to be $10.84 per share.

The Company believes that the March 31, 2019 Fair Value of $10.84 per share and the estimated probability of an IPO of 60.0% were reasonable due to several factors, including that the Company had taken several steps in the IPO process including the following:

•	The Company continued to perform consistent with revenue projections for 2019.

•	In February 2019, the Company informed its legal advisors that it intended to move forward with steps required to complete an IPO process.

•	In February and March 2019, the Company met with several investment banks to determine who would lead the Company’s IPO.

•	In March 2019, the Company selected Morgan Stanley to act as representatives of the several underwriters for the IPO.

•	On March 12, 2019, the Company held an organizational meeting with the underwriters and the Company’s other advisers to formally begin the IPO process.

•

On May 10, 2019, the Company and its accountants completed the Historical Audits with the issuance of an audit opinion, which was included in the confidential submission of the Registration Statement to the Commission on the same date.

Despite moving forward with steps required for an IPO process, the completion of an IPO still remained uncertain as the Company was still evaluating its business and financial situation and macroeconomic factors.

Securities and Exchange Commission July 5, 2019 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY LIVONGO HEALTH, INC.: LVGO-0001

Linear interpolation was used for these grants based on the December 31, 2018 Fair Value and the March 31, 2019 Fair Value. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined the fair value of its common stock for financial reporting purposes.

April, May and June 2019 Grants

For purposes of determining the fair value of the Company’s common stock for the grants made in April to June 2019, the resulting equity value computed after application of the income approach and market approach valuation methodologies was allocated to each class of stock using an OPM and PWERM, a hybrid approach. As noted above, the Board determined the March 31, 2019 Fair Value of the common stock of the Company to be $10.84 per share, in accordance with the Valuation Report as of March 31, 2019.

Linear interpolation was used for these grants based on the March 31, 2019 Fair Value and the Midpoint Price. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined the fair value of its common stock for financial reporting purposes.

Conclusion

As detailed in the Registration Statement and based on the above analysis, the Company respectfully submits to the Staff that it has fully complied with the applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. However, the Company will monitor the IPO when it ultimately determines the fair value for financial reporting purposes when it prepares its financial statements for the three months ended June 30, 2019 and determine whether further adjustment is appropriate.

The Company advises the Staff that the Company intends to use the midpoint of the IPO price range disclosed on the cover of the Company’s preliminary prospectus to value for financial reporting purposes any additional RSU grants granted after the Initial Range Date until the time that there is a public market for its common stock.

The Company believes the primary differences between the fair value of the Company’s common stock on the dates of the RSU and RSA grants set forth above and the Preliminary Price Range are due to the fact that the Preliminary Price Range does not reflect the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no discount reflecting the estimated timing of such offering and no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction, all of which was appropriately taken into account in the Company’s contemporaneous valuations. As such, taking these factors into account, the Company submits that it believes that its determination of the fair value of its common stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

* * * *

Securities and Exchange Commission July 5, 2019 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY LIVONGO HEALTH, INC.: LVGO-0001

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 320-4597 or mbaudler@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler
Mark Baudler

Enclosures

cc:	Glen Tullman, Livongo Health, Inc.

Zane Burke, Livongo Health, Inc.

Lee Shapiro, Livongo Health, Inc.

Erica Palsis, Livongo Health, Inc.

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

David Peinsipp, Cooley LLP

Lindsey Piziali, PricewaterhouseCoopers LLP